30 October 2001

02 FEB -7 AM 8:49



SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com
Direct Line 44 121 722 4785
Direct Fax 44 121 722 4290
Our Ref DC/dc

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA



02002983

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,



John L Heather
Assistant Company Secretary



Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Severn Trent Plc

Full Issuer Name:
Severn Trent Plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
David Chettle

Tel. No:
0121 722 4543

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
On 30th October 2001, Severn Trent QUEST Limited (a wholly owned subsidiary of Severn Trent Plc permitted to subscribe for shares in the Company to satisfy options granted under the Company's Sharesave Scheme) subscribed for 10,907 Ordinary shares of 65 5/19 pence each to satisfy the exercise of options by participants in the scheme. These shares were then transferred to participants on the same day. The executive directors of Severn Trent Plc were deemed to have a technical interest in the 10,907 shares when Severn Trent QUEST Limited subscribed for the shares and ceased to have an interest when the shares were transferred to the participants.